Exhibit 99.1

SODASTREAM REPORTS FIRST QUARTER FISCAL 2017 RESULTS

Revenue Increased 14% to $115.3 Million

Operating Income Increased 100% to $15.9 Million

Diluted EPS Increased 129% to $0.66

Company Finishes First Quarter with Cash & Bank Deposits of $94.4 Million and No Bank Debt

AIRPORT CITY, Israel - May 10, 2017 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the quarterly period ended March 31, 2017.

For the quarter ended March 31, 2017:

•	Revenue increased 14.3% to $115.3 million compared to $100.9 million in the first quarter of 2016
•	EBITDA increased 62.9% to $20.0 million compared to EBITDA of $12.3 million in the first quarter of 2016
•	Net income increased 141.8% to $14.7 million compared to $6.1 million in the first quarter of 2016
•	Diluted earnings per share increased 129.3% to $0.66 compared to diluted earnings per share of $0.29 in the first quarter of 2016

“Our first quarter performance represents a very good start to 2017” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Sales grew double digits in each of our four geographic regions as investments in marketing fueled strong demand for sparkling water makers. At the same time, gas refill units increased 12% year-over-year, the strongest quarterly gain in several years as a growing number of households are utilizing our home carbonation system to produce sparkling water. Equally important, we translated solid revenue growth into triple digit net income growth and generated our highest ever quarterly operating and free cash flow driven primarily by increased manufacturing efficiencies, meaningful expense leverage and continued working capital optimization. We are confident that we have the right strategies in place to profitably expand our global brand franchise and deliver increased value to our shareholders over the long-term.”

First Quarter 2017 Financial Review

Geographical Revenue Breakdown	Three Months Ended
	March 31, 2016	March 31, 2017	Increase	Increase
	In millions USD			%
Western Europe	$62.6	$70.0	$7.4	12%
The Americas	22.9	25.6	2.7	12%
Asia-Pacific	8.8	12.2	3.4	38%
Central & Eastern Europe, Middle East, Africa	6.6	7.5	0.9	15%
Total	$100.9	$115.3	$14.4	14%

Product Segment Revenue Breakdown	Three Months Ended
	March 31, 2016	March 31, 2017	Increase (Decrease)	Increase (Decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$29.6	$40.6	$11.0	37%
Consumables	68.1	72.0	3.9	6%
Other	3.2	2.7	(0.5)	(16)%
Total	$100.9	$115.3	$14.4	14%

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Product Segment Unit Breakdown
	Three Months Ended
	March 31, 2016	March 31, 2017	Increase (Decrease)	Increase (Decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	575	770	195	34%
CO2 Refills	6,781	7,602	821	12%
Flavors	5,288	5,203	(85)	(2)%

Revenue increased by $14.4 million, or 14.3% to $115.3 million from $100.9 million for the same period in 2016. The increase was driven by growth in each of the Company's four geographic regions, partially offset by a negative foreign currency exchange impact mainly due to the weakening of the Euro/U.S. Dollar exchange rate compared to the same period in 2016.

Gross margin increased 200 basis points to 52.7% compared to 50.7% for the same period in 2016. The increase reflects our continued production optimization, the leveraging of our fixed infrastructure for increased production volume and the introduction of the higher margin “Fizzi” machine, partially offset by a higher portion of sparkling water makers in the product mix and changes in foreign currency exchange rates compared to the same period in 2016.

Sales and marketing expenses were $34.8 million, or 30.2% of revenue, compared to $32.7 million, or 32.4% of revenue, in the same period in 2016. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses partially offset by decrease in other sales and distribution expenses.

General and administrative expenses were $10.0 million, or 8.7% of revenue, compared to $10.6 million, or 10.5% of revenue, in the same period in 2016. The decrease was mainly due to lower share-based payment expenses.

Operating income increased 100.3% to $15.9 million, or 13.8% of revenue, compared to $7.9 million, or 7.9% of revenue in the same period in 2016.

The net negative impact of foreign currency exchange rate changes, mainly due to the weakening of the Euro / U.S. Dollar rate and the weakening of the U.S. Dollar / Israeli Shekel rate compared to the same period in 2016, was approximately $1.7 million on revenue and $2.0 million on operating income.

Net financial income was $1.1 million compared to net financial expense of $0.9 million in the same period in 2016. The financial income was mainly due to gains from hedging transactions.

Tax expense was $2.2 million with an effective tax rate of 12.9%, compared to $0.9 million with an effective tax rate of 13.1% in the same period in 2016.

Balance Sheet and Cash Flow

At March 31, 2017, the company had cash and bank deposits totaling $94.4 million compared to $57.3 million at December 31, 2016.

Cash flow from operations less all investing activities excluding bank deposits was $29.3 million compared to $4.6 million in the same period in 2016.

Working capital decreased 10.1% or $12.7 million, to $112.1 million, compared to $124.8 million at December 31, 2016. Inventories increased by 5.7% to $93.0 million compared to $88.0 million at December 31, 2016.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been furnished as Exhibits 99.2 and 99.3 to the Form 6-K furnished to the Securities and Exchange Commission and will be posted on the company’s website, http://sodastream.investorroom.com.

The company has scheduled a conference call for 8:30 a.m. Eastern Standard Time (U.S. time) today (Wednesday, May 10, 2017) to review the company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

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About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains EBITDA which is a non-IFRS measure. EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization. Non-IFRS measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. A reconciliation of EBITDA to net income, the most closely comparable IFRS measure, is included at the end of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations

In thousands (other than per share amounts)

For the three months ended March 31

	2016	2017
	(Unaudited)	(Unaudited)

Revenue	$100,873	$115,292
Cost of revenue	49,701	54,575

Gross profit	51,172	60,717

Operating expenses
Sales and marketing	32,671	34,822
General and administrative	10,581	10,035
Total operating expenses	43,252	44,857

Operating income	7,920	15,860

Financial expense (income), net	910	(1,053)

Income before income taxes	7,010	16,913

Income tax expense	917	2,179

Net income for the period	6,093	14,734

Net income per share
Basic	0.29	0.68
Diluted	0.29	0.66

Weighted average number of shares
Basic	21,100	21,550
Diluted	21,164	22,323

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Consolidated Balance Sheets as of

	December 31,	March 31,
	2016	2017
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$50,250	$80,403
Bank deposits	7,000	14,000
Inventories	87,986	92,958
Trade receivables,net	87,430	75,769
Other receivables	20,613	20,441
Assets classified as held for sale	1,484	1,484
Derivative financial instruments	2,112	2,720
Total current assets	256,875	287,775

Property, plant and equipment	164,628	166,025
Intangible assets	37,582	37,678
Deferred tax assets	4,154	4,527
Other receivables	2,688	3,288
Total non-current assets	209,052	211,518

Total assets	465,927	499,293

Liabilities
Trade payables	41,643	49,019
Income tax payable	8,312	8,640
Provisions	2,646	2,663
Other current liabilities	22,262	20,912
Total current liabilities	74,863	81,234

Employee benefits	2,306	2,420
Other non-current liabilities	73	69
Deferred tax liabilities	5,166	5,225
Total non-current liabilities	7,545	7,714

Total liabilities	82,408	88,948

Shareholders’ equity
Share capital	3,461	3,528
Share premium	214,609	222,525
Translation reserve	(34,161)	(30,052)
Retained earnings	199,610	214,344
Total shareholders’ equity	383,519	410,345

Total liabilities and shareholders’ equity	$465,927	$499,293

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Consolidated Statements of Cash Flows

	For the three months ended
	March 31,
	2016	2017
	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$6,093	$14,734

Adjustments:
Amortization of intangible assets	907	782
Change in fair value of derivative financial instruments	354	(1,406)
Exchange rate differences on long-term loans and borrowing	843	-
Depreciation of property, plant and equipment	3,469	3,394
Share based payment	1,362	457
Interest expense (income), net	39	(53)
Income tax expense	917	2,179
	13,984	20,087

Increase in inventories	(1,456)	(3,464)
Decrease in trade and other receivables	10,732	11,752
Increase (decrease) in trade payables and other liabilities	(5,845)	5,337
Increase in employee benefits	5	81
Increase (decrease) in provisions	(193)	17
	17,227	33,810
Interest paid	(58)	(28)
Income tax received	2	100
Income tax paid	(4,134)	(2,350)
Net cash from operating activities	13,037	31,532

Cash flows from investing activities
Interest received	19	81
Investment in bank deposit, net	-	(7,000)
Proceeds from investment grants	-	2,726
Proceeds from (payment for) derivative financial instruments, net	(400)	798
Acquisition of property, plant and equipment	(7,568)	(5,215)
Acquisition of intangible assets	(532)	(591)
Net cash used in investing activities	(8,481)	(9,201)

Cash flows from financing activities
Proceeds from exercise of employee share options	10	7,526
Repayments of long-term loans and borrowings	(2,295)	-
Change in short-term debt	(2,861)	-
Net cash from (used in) financing activities	(5,146)	7,526

Net increase (decrease) in cash and cash equivalents	(590)	29,857
Cash and cash equivalents at the beginning of the period	34,534	50,250
Effect of exchange rates fluctuations on cash and cash equivalents	488	296

Cash and cash equivalents at the end of the period	$34,432	$80,403

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Information about revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Three months ended:
March 31, 2016 (Unaudited)	$62,635	22,912	8,806	6,520	$100,873
March 31, 2017 (Unaudited)	$70,022	25,567	12,173	7,530	$115,292

The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Three months ended
	March 31,
	2016	2017
	(Unaudited)
	Revenue
	(in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$29,581	$40,591
Consumables	68,055	71,969
Other	3,237	2,732
Total	$100,873	$115,292

	Three months ended
	March 31,
	2016	2017
	(Unaudited)
	As a percentage of Revenue

Sparkling Water Maker starter kits (including exchange cylinders)	29.3%	35.2%
Consumables	67.5%	62.4%
Other	3.2%	2.4%
Total	100.0%	100.0%

EBITDA
	Three months ended
	March 31,
	2016	2017
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$6,093	$14,734
Financial expenses (income), net	910	(1,053)
Income tax expense	917	2,179
Depreciation and amortization	4,376	4,176
EBITDA	12,296	20,036

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